Annual Report
                 1994

            (Triad Bank Logo)

    A Word   Dear Shareholder,
      From   As we reflect on the first full year of operation of the new Triad
Management   Bank, following the merger with Bankers Trust, we have a sense of accomplishment, yet an attitude that many opportunities remain.
             The actual merger was exceptionally smooth because of the months of planning by the Conversion Committee which anticipated a multitude of possible problems and provided solutions for them.

             Financially, 1994 was a record year for the bank, with net income of $1,170,000. We also had an outstanding year in loan production. After a decline in loans during the first quarter, loan growth over the last nine months of 1994 was at an annualized 20% rate. Building for the future, several new key staff members were hired; we have embarked upon a program to increase our technological capabilities; and one full service branch and two loan production offices were established in new market areas.

             Of greater importance, we have established a new and clearer vision for the future of Triad Bank. Put simply, our desire for Triad Bank is that it be the most sought after banking opportunity in the Piedmont Triad. Whether it is a business or individual seeking quality banking services and products, a person seeking employment, or an investor seeking a financial opportunity, Triad Bank will be their choice because of the quality of our organization. This is a goal which will require considerable commitment and performance on the part of every employee of Triad Bank. We believe our dedicated staff is capable of delivering this vision.

             We look forward with optimism to the future. Hopefully, after you have read this year's report, you also will feel that 1994's success is just the beginning. Please mark your calendars to attend the Annual Shareholders' Meeting to be held at 4:00 p.m., April 25, 1995, at the Embassy Suites Hotel in Greensboro.


             (signature of                             (signature of
        James E. Mims appears here)          Carl I. Carlson, III appears here)
             JAMES E. MIMS                           CARL I. CARLSON, III
             Chairman and CEO                        President

             (photo of James E. Mims and Carl I. Carlson, III appear on the right side of this page)

(Logo of Triad Bank appears here
at bottom of the left hand side.)

Financial
Highlights      (In thousands, except per share data)

                                                       Percentage
At Year End                  1994         1993           Change

Loans (Net)                $112,665       $101,518        11.0
Investment Securities        45,940         48,061        (4.4)
Total Assets                178,587        171,724         4.0
Total Deposits              162,633        156,991         3.6
Stockholders' Equity        $13,413        $12,383         8.3
Outstanding Shares            1,817          1,721         5.6
For The Year
Net Interest Income          $7,746         $4,323        79.7
Provision for Loan Losses       150            225       (33.3)
Other Operating Income        1,768          1,092        61.8
Operating Expenses            7,851          4,614        70.6
Net Income                   $1,170       $    604        93.7
Average Shares Outstanding    1,812            980        84.9
Per Share Data
Net Income                 $    .65            .62         4.8
Book Value at Year End     $   7.38           6.85         7.7
Capital Ratios
at Year End
Tier 1 Leverage               7.65%           7.21%        6.1
Risk Adjusted-Tier 1         11.12%          10.84%        2.6
Risk Adjusted-Total          12.38%          12.10%        2.3


Stock Price Range and Market
Triad Bank stock is traded over the counter with transactions executed through several brokerage firms. Currently, two firms, Scott and Stringfellow Investment Corp. and J. C. Bradford & Co., actively make a market in the Bank's stock. At the end of 1994, there were approximately 1450 stockholders. Stock prices with approximate quarterly bid and asked trading ranges (obtained from the National Daily Quotation System "Pink Sheet," published by the National Quotation Bureau, Inc.) are shown to the right:

                       1994                            1993
                     Bid           Asked                Bid           Asked
1st Quarter            $6.19       None              $4.29-4.76     $5.24-5.71
2nd Quarter       $6.19-7.14       None              $4.76-5.48     $5.71-6.43
3rd Quarter       $7.62-8.57       None              $5.71-5.95     None
4th Quarter      $9.25-10.00       $10.00-11.43      $5.95-6.19     None

Performance
Trends

Our strong capital ratios continue to exceed the Well-Capitalized thresholds. "Well-Capitalized" is the highest regulatory capital category.


                     Capital
                     Ratios

(Capital Ratios chart appears here. Plot points are as follows.)

Well-Capitalized       1992         1993       1994

(Customer to fill in plot points)




The trends shown by our
quarterly earnings reflect the steady improvement in the underlying fundamentals of our operating performance.


                    Quarterly
                     Earnings

(Quarterly Earnings chart appears here. Plot points are as follows.)

1992           1993          1994

(Customer to fill in plot points)

Net Income before accounting change

(Triad Bank Logo appears in the lower left corner)

Performance
Trends

Our stock price has responded favorably to the Bank's performance improvement.


                     Stock
                 Information

(Stock Information chart appears here. Plot points are as follows.)

Jun-92 Sep-92 Dec-92 Mar-93 Jun-93 Sep-93 Dec-93 Mar-94 Jun-94 Sep-94 Dec-94

(Customer to fill in plot points)



Our business development calling program was effective in increasing loans outstanding. In fact, we produced over $60 million in new commitments during 1994. Some of this will be funded during 1995 and represents future earnings.


              Quarter Ending Loans Outstanding 1994

(Ouarter Ending Loans Outstanding 1994 chart appears here. Plot points are as follows.)


Dec-93    Mar-94     Jun-94     Sep-94     Dec-94
(Customer to fill in plot points)

Investing In
Us Builds
More Than Your
Portfolio




As community bankers, we can focus our entire effort on a small geographic area. We become involved in the dreams of our customers who live and work in the communities we serve. They have names, they are real people - young families just starting out - small business owners investing in their future
- retired people guarding their financial security. Our business is to help all of them fulfill their dreams. We strive to stay in tune with their needs.

Our objective is to continually increase the level of our performance with greater convenience to our customers. Consider several services we added last year, each tailor-made for the life and times of those who bank with us.



1994 Additions:

[ ] CheckCard In July, we introduced the Triad Bank CheckCard. This debit card can serve as an ATM card at any bank's Automated Teller Machine. Its real advantage, however, is found at a store's checkout counter. There, a cardholder can make purchases, drawing money directly from their account. The customer, in turn, gets the convenience of a credit card without having to pay interest.

(Picture of Triad Bank CheckCard)

[ ] Home Savers Program We meet the needs of first-time home buyers with a special program just for them. Designed to alleviate the stress of buying a new home, our Home Savers Program helps to build their first down payment. It also pays a quarter percentage point higher than our regular savings account. This program isn't a large source of funds for Triad Bank, but it has proven invaluable in attracting new full- service customers. Also, it confirms our belief that home ownership is the basis for a stronger community.

(Picture of two women at a desk)

(Triad Bank Logo appears in the lower left corner)

(Picture of brochure appears in upper left corner of page. The following text appears below it.)

The cover design for this year's Annual Report is adapted from the Bank's new line of product and services brochures produced last year.

[ ] Awareness Through a targeted advertising campaign, we began to educate the public about the advantages of a responsive local bank. During the last part of 1994, a total of 43 outdoor billboards in Greensboro, Winston-Salem and Asheboro presented our "Just Ask" theme. By virtually every indicator, the campaign proved well worth the expense. Our advertising dollars in the near future will probably continue to be spent on both image-building and product-specific campaigns.

[ ] Extended Cut-Off Times Many customers find it hard to get their deposits in by 2:00 p.m., the conventional bank cut-off time. In keeping with our focus on customers, they can now transact business right up until 5:00 p.m. weekdays and 6:00 p.m. on Fridays. This means they'll receive same-day deposit credit through the end of Triad's business day. We see these changes giving us a tremendous advantage over our competition, most of which are too inflexible to adopt the later cut-off time.

(Picture of Clock appears in on right side of page)

[ ] Friends in the Triad For those over fifty, we continued to develop our FRIENDS IN THE TRIAD program, organizing trips, financial seminars, dance classes and other life-enriching activities. Response has steadily grown, and we believe this program has great potential.

(Picture of a group of people)

(Picture of a group of people)


Whether through innovation or current trends, Triad Bank is moving forward with home-grown advantages larger banks simply can't offer. As more and more people learn of these benefits, we are preparing for what looks to be healthy growth in the months to come.

Focusing on Others Means Starting With Ourselves


To move ahead, we're enacting an objective way of looking at ourselves called Triad Quality Banking - a business-like term that simply means doing things right the first time, every time. We have just completed the orientation and planning phases of the process through mid-level management. All share the vision of what we want to accomplish. It will be a lengthy and ongoing process, but one we believe will result in developing a reputation as "the" place to bank.

TQB starts with a careful study of each department, pinpointing ways to make our services better for our customers and more efficient at the same time. It means addressing concerns, better training for our associates and installing computerized efficiency in all areas of our operations.



Plans for this year:

[ ] Expanding Market Area Long-term, we hope to expand our services into the twelve Piedmont Triad counties. Right now, we serve the central hub of this area.

(Picture of Triad Bank)

Since June 1994, we have opened new facilities to strengthen our presence in this region. Additions include a full-service branch at the Airpark Center, an area with tremendous growth potential.

In December, we opened a new loan production office in Kernersville which we hope will soon lead to a full-service branch. Likewise, we've extended our reach eastward with a new loan production office in Burlington, where we envision a full-service branch within the next year or so.

(Graphic of a Triangle and arrows coming out of center with the words Greensboro, Burlington, Asheboro, Winston-Salem, Kenersville

[ ] More Efficient Loan Processing This year, we expect to enhance our reputation for flexibility, fast approval and responsiveness by introducing an automated loan document preparation system. This PC-based system will shorten our response time even more by eliminating much of the paperwork of a conventional bank loan. The system automatically prepares the appropriate documents for each type of loan, resulting in cost savings and greater accuracy.

[ ] Customer Assistance / Voice Response System   At the end of 1993, we
created a Customer Assistance Department to serve as the primary focal point for inquiries and problem resolution. By monitoring calling activity during 1994, we discovered half the calls were for balance inquiries. This led to our decision to install a computerized voice-response system for faster, more convenient service.

(Picture of Woman at computer)

Customers will be able to access their account information without taking time from our Customer Assistance Representatives. They, in turn, will be free to address customer problems and cross-sell additional services. As an added plus, calls will be collected and summarized, providing valuable marketing data to help us serve our customers in the future.

This improved efficiency, enhanced customer service and detailed information all work toward our long-term goal: We want to be known in the Triad as "the" place to bank.

(Triad Bank logo appears on the lower left hand corner of page)

                      Customer Assistance Calls

(Customer Assistance Calls chart appears here. Plot points are as follows.)

Jan   Feb    Mar   Apr   May    Jun    Jul    Aug    Sep    Oct    Nov    Dec
(Customer to fill in plot points)

In the same vein, we're also excited about a Phone-A-Loan program tied into the voice-response system. Customers will literally be able to apply for a loan from the comfort of their living room sofa.

All of this should be available to customers in the first half of '95. Once up and running, we'll explore the costs and customer benefits of other bank-at-home technologies.

[ ] ACH Transaction Origination Executing inter-bank transactions through an electronic automated clearinghouse has been a part of banking for many years. For a long time, Triad Bank has been able to receive ACH transactions for our customer's accounts. Beginning in early 1995, Triad Bank will also have the ability to send ACH transactions to other banks on behalf of our customers. Both business and consumer clients can tap into this system for such purposes as paperless payrolls, and loan, insurance and other scheduled payments. We're excited about the marketing prospects this system will give us.

[ ] Trust Services Already this year, we've introduced yet another customer-oriented service. Customers can now take advantage of numerous trust options, including trustee, administrative and investment services. These services will be provided to Triad Bank customers by the Trust Company of the South.

In short, as we move into the coming year, gearing for growth prompts several vital objectives. Streamlining for efficiency. Re-educating employees. Enticing new customers with increased value and convenience. All our efforts are designed to make Triad Bank "the" banking opportunity in the Triad.

(In Thousands, Except Per Share Data)
Selected Financial Data
Five Year Financial History

Summary Of Operations


                                   1994          1993             1992              1991          1990
Interest Income                $  11,840      $    6,401      $    6,690        $   8,781       $   9,337
Interest Expense                   4,094           2,078           2,583            4,237           5,045
Net Interest Income                7,746           4,323           4,107            4,544           4,292
Provision for Loan Losses            150             225             526            1,960             340
Net Interest Income After
 Provision for Loan Losses         7,596           4,098           3,581            2,584           3,952
Other Income                       1,795           1,092           1,129            1,036             914
Gain (Loss)                                            -
 on Sale of Securities               (27)                             14              123              10
Other Expense                      7,851           4,614           4,501            4,585           4,335
Income (Loss) Before Income
 Taxes, Accounting Change
 and Extraordinary Item            1,513             576             223            (842)             541
Income Taxes                         343             147              41            (253)             129
Net Income (Loss) Before
 Accounting Change and
 Extraordinary Item                1,170             429             182            (589)             412
Accounting Change and
 Extraordinary Item                   --             175              41               -                -
Net Income (Loss)             $    1,170     $       604     $       223        $   (589)       $     412
Per Share Data (1)
Net Income (Loss) (2)         $      .65     $       .62     $       .24        $    (.63)      $     .44
Book Value                          7.38            6.85            6.83             6.62            7.24
Closing Stock Price (3)             9.63            6.19            4.76             5.71            7.14
Balance Sheet Information
Total Assets                  $  178,587     $   171,724      $   97,047         $103,171       $ 101,291
Investment Securities             45,940          48,061          18,017           18,453          22,596
Loans, Net of Allowance
for Loan Losses                  112,665         101,518          60,013           71,490          66,038
Deposits                         162,633         156,991          89,851           94,957          93,569
Stockholders' Equity              13,413          12,383           6,460            6,184           6,760
Selected Ratios
Return (Loss)
on Average Assets                    .68%           .63%            .23%           (.58)%            .42%
Return (Loss)
on Average Equity                   9.15%          8.67%           3.48%          (8.40)%           6.25%
Stockholders' Equity
to Year-End Assets                  7.51%          7.21%           6.66%            5.99%           6.67%
Total Loans to Deposits
at Year End                        70.81%         66.36%          68.47%           76.84%          72.00%
Net Interest Margin                 4.89%         4.98%            4.79%            4.94%           4.88%

(1) All per share data has been restated to give effect to a 5% stock dividend paid to shareholders of record November 25, 1994.

(2) Income (loss) per share is computed based on the weighted average number of shares outstanding during the year.

(3) Average of closing bid and asked prices on December 31, restated to give effect to a 5% stock dividend paid to shareholders of record November 25, 1994.

(Triad Bank logo appears in the bottom left hand corner of page)

Management's Discussion
and Analysis
of Financial Condition
and Results
of Operations

The following discussion and analysis is presented to assist in the understanding and evaluation of the changes in financial position and results of operations. These comments are intended to supplement, and should be reviewed in conjunction with, the financial statements and related notes for 1994, 1993, and 1992.

Summary of Operations

Net income for 1994 was $1.170 million compared with $604 thousand in 1993 and $223 thousand in 1992. The 1993 results include a one-time credit of $175 thousand pertaining to the adoption of new accounting rules for income tax expense.

On December 17, 1993,  BTNC Corp.  ("BTNC"),  and its  wholly-owned  subsidiary,
Bankers Trust of North Carolina ("Bankers Trust"), merged with and into the Bank, which was accounted for as a purchase transaction. The results of operations of BTNC have been included in the Bank's financial statements from the date of acquisition. Unless otherwise stated, increased amounts in the 1994 information, compared to 1993 and 1992, are primarily due to this transaction.

Income generated by the loan portfolio, the major component of total income, increased 89% to $9.3 million from $4.9 million in 1993. The vast majority of this increase is due to the increase in loans outstanding. Loan income in 1993 was down from 1992 by 10%, mostly from the impact of loan payoffs exceeding new loan production in 1993. Income from investments and Federal funds sold increased 71% to $2.5 million in 1994 compared with $1.5 million in 1993 and $1.2 million in 1992. This increase in 1994 was due to an increase in investment balances, but the effect of the balance increases was significantly dampened by declines in the yield earned. The lower yield principally results from the acquisition of investments in December 1993 from BTNC at market yields at that time. In 1993, approximately half of the increase was due to income from interest rate floor contracts, with the remainder due to an increase in balances of investments outstanding.

Interest expense totaled $4.1 million in 1994, an increase of 97% compared with $2.1 million in 1993 and $2.6 million in 1992. The increase in rates during 1994 did impact the increase in expense in 1994; however, the major contributor was the increase in deposits. The decrease in 1993 was substantially due to declines in rates paid on deposits.

Non-interest income is an important source of income to the Bank, with the total for 1994 of $1.8 million, up 62% over the 1993 and 1992 levels of approximately $1.1 million. As a percentage of net revenue (net interest income plus non-interest income), non-interest income was 18.6% in 1994, 20.2% in 1993, and 21.8% in 1992. Service charges on deposit accounts, which constitute the largest portion of non-interest income, rose to $1.3 million in 1994, from $1.0 million in 1993, the same level as 1992. 1994 includes one-time gains from sales of former bank premises and fixed assets of $137 thousand.

Non-interest expense, which constitutes expenses not related to interest-bearing liabilities, increased by 70% in 1994 to $7.9 million compared with $4.6 million in 1993. 1993 was 2% higher than 1992. Personnel expense, as a percentage of total non-interest expense, was 50.8% in 1994, 48.1% in 1993, and 47.7% in 1992. Other non-interest expense increased 61% from 1993 to 1994, after remaining relatively unchanged in total from 1992 to 1993. Other real estate expense, principally write-downs in the carrying value of properties and gains and losses on disposals, reflected a net gain for 1994 after increasing markedly in 1993 due to the cleanup of environmentally contaminated property. In late 1991, the Bank entered into a joint venture arrangement for data processing services and the costs of those services are separately identified for 1993 and 1992. Due to the merger with BTNC, the company formed in this arrangement became a wholly-owned subsidiary of the Bank, and therefore its expenses for 1994 are included in their natural classifications of salaries and benefits and other non-interest expense. See Note 13 to the financial statements for further discussion and analysis.

Income tax expense in 1994 and 1993 was provided using the requirements of Statement of Financial Accounting Standards No.109, which mandates an asset and liability approach. As permitted under SFAS 109, prior years' financial statements have not been restated. The cumulative impact of adopting SFAS 109 is a nonrecurring credit of $175 thousand, which is reflected in the Statement of Operations as a change in accounting principle for 1993.

Since the majority of assets and liabilities of a financial institution are monetary in nature, the impact of inflation on Triad Bank's balance sheet is minimal. The most significant effect of inflation is on other expenses, which tend to rise during periods of general inflation.

Other significant income and balance sheet information for each of the five years ended December 31, 1994 is shown on page 8.

Net Interest Income

Loan and investment income, less interest expense related to deposits and other borrowings, increased 79% in 1994 to $7.7 million compared to $4.3 million in 1993 and $4.1 million in 1992. The net interest margin was 4.89% in 1994 compared with 4.98% in 1993 and 4.79% in 1992. The net interest margin continues to be favorably impacted by a consistent level of non-interest bearing demand deposits of approximately 20% of total average deposits for each of the past three years.

TABLE (1)
AVERAGE BALANCES AND YIELDS AND RATES
(In Thousands)





                                                Average Balance                        Yield/Rate
                                     1994             1993          1992        1994       1993       1992
Assets
Loans (1)                          $107,452        $  62,036      $  67,183     8.68%      7.95%      8.14%
Investments:
Taxable                              46,910           20,187         13,802     4.94%      6.34%      7.22%
Non-Taxable (2)                       1,365            1,381          1,624     6.59%      7.39%      7.02%
Total Investments                    48,275           21,568         15,426     4.98%      6.40%      7.20%
Federal Funds Sold                    2,741            3,256          3,083     4.05%      2.79%      3.57%
Total Earning Assets                158,468           86,860         85,692     7.47%      7.37%      7.81%
Allowance for Loan Losses            (2,554)          (1,586)        (1,551)
Cash & Due From Banks                 9,054            7,101          8,091
Bank Premises
& Equipment                           3,955            1,639          1,678
Other Assets                          3,393            1,667          2,024
Total Assets                       $172,316        $  95,681      $  95,934
Liabilities & Equity
Interest-Bearing Deposits          $120,851        $  67,736      $  70,558     3.32%      3.07%      3.64%
Short-Term Borrowings                 2,585               53            276     3.13%      2.82%      4.71%
Total Interest-
Bearing Liabilities                 123,436           67,789         70,834     3.32%      3.07%      3.65%
Demand Deposits                      34,886           20,035         17,969
Other Liabilities                     1,203              889            720
Stockholders' Equity                 12,791            6,968          6,411
Total Liabilities & Equity         $172,316        $  95,681        $95,934
Interest Rate Spread                                                            4.15%      4.30%      4.16%
Net Interest Margin                                                             4.89%      4.98%      4.79%

(1) Including non-accruing loans.
(2) Investment yields are not adjusted for tax benefit.

Net interest income is influenced by changes in the volume and mix of balance sheet components as well as changes in prevailing rates and yields. As shown in Table (2), the increase in net interest income in 1994 of $3.4 million was affected more significantly by changes in earning assets, up 82% from 1993, than by changes in interest rates. The increase in net interest income in 1993 of $.2 million was affected more significantly by the reduced level of interest-bearing liabilities, down by 4% from 1992, than by the decline in the level of interest rates.

(Triad Bank logo appears in the lower left corner of page)

TABLE (2)
VOLUME/RATE VARIANCE ANALYSIS (In Thousands)




                                      Income/Expense
                                                                             1994                                1993
                                                                Total       Change Due to (2)       Total      Change Due to (2)
Assets                          1994       1993       1992      Change      Volume       Rate       Change       Volume       Rate
Loans                         $  9,323    $ 4,929   $ 5,469     $ 4,394     $ 3,608    $    786    $   (540)   $   (419)   $   (121)
Investments:
Taxable                          2,316      1,279       997       1,037       1,693        (656)        282         461        (179)
Non-Taxable (1)                     90        102       114         (12)         (1)        (11)        (12)        (17)          5
Total Investments                2,406      1,381     1,111       1,025       1,692        (667)        270         444        (174)
Federal Funds Sold                 111         91       110          20         (14)         34         (19)          6         (25)
Total Earning Assets          $ 11,840    $ 6,401   $ 6,690     $ 5,439     $  5,286   $    153    $   (289)   $     31    $   (320)
Liabilities & Equity
Interest-Bearing Deposits        4,013      2,077     2,570       1,936        1,629        307        (493)       (104)       (389)
Short-Term Borrowings               81          1        13          80           71          9         (12)        (12)          -
Total Interest-
Bearing Liabilities              4,094      2,078     2,583       2,016        1,700        316        (505)       (116)       (389)
Net Interest Income           $  7,746    $ 4,323   $ 4,107     $ 3,423     $  3,586   $   (163)   $    216    $    147    $     69

(1) Investment yields are not adjusted for tax benefit.
(2) Computed on a line-by-line basis. The change due to both rate and volume is allocated to rate variance.

Loans

Total loans increased by 10% from year-end 1993 to year-end 1994, as a result of new loan production. The mix by type of loan shifted to more real estate in nature, as displayed in Table (3). However, most of the Bank's real estate loans are actually loans to individuals and businesses for business purposes with real estate as collateral or additional collateral. Therefore, the Bank's actual real estate lending activity is less than the level portrayed in Table (3).

TABLE (3)
LOAN PORTFOLIO COMPOSITION AT DECEMBER 31 (In Thousands)



                                   1994                                1993                           1992
                         Amount             %                Amount            %             Amount             %
Real Estate-
Mortgage            $     72,423          62.89%         $   55,298          53.08%       $    33,983         55.24%
Real Estate-
Construction              10,551           9.16%              8,578           8.23%             5,629          9.15%
Commercial                24,407          21.20%             32,006          30.72%            17,833         28.99%
Individuals                7,774           6.75%              8,299           7.97%             4,074          6.62%
Total               $    115,155         100.00%         $  104,181         100.00%       $    61,519        100.00%


As shown in Table (4), the majority of the loan portfolio (64%) will mature within one year. Approximately 65% of the Bank's loans outstanding float with changes in Prime and are subject to immediate price increases or decreases.

TABLE (4)
LOAN MATURITIES, EXCLUDING NON-ACCRUALS AT DECEMBER 31, 1994 (In Thousands)


                                   One Year             One to             Over
                                   or Less             Five Years       Five Years        Total
By Interest Rate Basis:
Fixed Rate                       $    6,247           $   28,951       $    5,112       $   40,310
Floating Rate                        66,269                4,363            2,921           73,553
Total                            $   72,516           $   33,314       $    8,033       $  113,863
By Loan Type:
Real Estate-Mortgage             $   40,711           $   23,002       $    7,734       $   71,447
Real Estate-Construction              8,705                1,597              249           10,551
Commercial                           19,636                4,485               50           24,171
Individuals                           3,464                4,230                -            7,694
Total                            $   72,516           $   33,314       $    8,033       $  113,863


During 1992, a number of changes were made in lending policies and procedures, resulting in a more conservative approach to underwriting and servicing loans. The Bank's Internal Loan Committee reviews and approves credit requests exceeding individual account officer credit authorities, prior to the issuance of commitments. They also regularly review the status of delinquent and non-performing loans, review progress on watch list loans, and closely scrutinize the Bank's detailed procedures for providing adequate allowances to cover potential loan losses. These activities permit management and the Board of Directors to continuously review the quality of the Bank's loans, promote the early identification of potential problem loans, modify lending policies where needed, and evaluate the adequacy of the allowance for loan losses.

During 1992, management also established an in-house lending limit to any new single credit relationship of 10% of equity capital. Loans greater than this generally will be accommodated by participating a portion to a correspondent bank. While exceptions may be appropriately approved by the Board of Directors, if the circumstances warrant, management's goal is to minimize the number of relationships where the Bank retains more than the in-house limit. At the end of 1994, there were two loan relationships outstanding exceeding this limit.

Management and the Board of Directors continuously review the quality of the Bank's loan portfolio in order to identify potential problem loans, and evaluate the adequacy of the allowance for loan losses. Management uses a variety of means to monitor its asset quality including identifying loans that warrant closer attention due to outdated financial information, financial trends, industry specific conditions and other reasons. Although these loans are subject to closer and more frequent oversight, management does not necessarily believe that they represent potential losses. Management does not currently believe there are any material potential problem loans in its portfolio not already reflected in Table (5).

In determining the adequacy of the allowance for loan losses and whether additional provisions are necessary, management considers economic conditions, regulatory examinations, delinquency information as well as its internal review of the loan portfolio and current developments with individual credits. The consideration of these factors results in the calculation of an allowance based on current assumptions and conditions which is then compared to actual existing reserve levels to determine whether any additional provision is necessary.

(Triad Bank logo appears in  the lower left corner of page)
                                    12

With respect to other real estate, management periodically compares its carrying value with external estimates of fair value, typically through external appraisals, and charges a provision for other real estate losses to operations should the carrying value exceed the fair value.

Loans are placed in non-accrual status upon becoming 90 days past due as to either interest or principal, or when in management's judgment, the collection of interest on a loan appears doubtful. Any interest payments subsequently received on non-accruing loans are recognized as income on the cash basis. Table (5) summarizes non-accrual, past due and restructured loans at the end of each of the past three years, and the loss experience for each of those years.

TABLE (5)
NON-ACCRUAL, PAST DUE AND RESTRUCTURED LOANS AT DECEMBER 31 (In Thousands)



                                          1994           1993          1992
Non-Accrual Loans                        $1,292         $2,173       $1,985
Loans Past Due 90 Days or More               39            168           33
Restructured Loans                           -               -          303
Total                                    $1,331         $2,341       $2,321


Summary of loan loss experience (In Thousands)


                                                1994               1993                 1992
Total Loans Outstanding
at Year End                                   $115,155            $104,181             $61,519
Average Loans Outstanding                     $107,452            $ 62,036             $67,183
Allowance for Loan Losses at
Beginning of Year                             $  2,663              $1,507              $1,474
Loans Charged Off:
Real Estate                                        594                 179                 349
Commercial                                           7                 203                 313
Installment Loans to Individuals                   109                  38                 285
Total Charge-Offs                                  710                 420                 947
Recoveries of Previous Charge-Offs:
Real Estate                                        206                 159                 160
Commercial                                         128                  24                 262
Installment Loans to Individuals                    53                  29                  32
Total Recoveries                                   387                 212                 454
Net Charge-Offs                                    323                 208                 493
Provision Charged to Expense                       150                 225                 526
Allowance for Loan Losses of
Acquired Bank                                        -               1,139                   -
Allowance for Loan
Losses at End of Year                           $2,490              $2,663              $1,507
Allowance as a Percentage of
Total Loans at End of Year                        2.16%               2.56%               2.45%
Ratio of Net Charge-Offs to
Average Loans During the Period                    .30%                .34%                .73%

During  1994,  actual  net  loan  losses   represented  .30%  of  average  loans
outstanding compared with .34% for 1993 and .73% for 1992. The allowance for loan losses was 2.16% of loans outstanding on December 31, 1994 compared with 2.56% on December 31, 1993 and 2.45% on December 31, 1992. Management considers the allowance for loan losses to be adequate based on current projections of losses inherent in the loan portfolio.

Non-performing assets declined 44% during 1994. There was a similar significant decline during 1993. However, the Bank acquired approximately $2.3 million in non-performing assets in the December 1993 merger with Bankers Trust. These improving problem-asset trends, displayed in Table (6), are the result of focusing considerable attention on improving loan quality and efforts to dispose of other real estate and strengthen non-performing loans. During the year ended December 31, 1994, interest income of approximately $97 thousand would have been recorded on loans accounted for on a non-accrual basis if the loans had been current throughout the period, but only approximately $24 thousand in interest income received on such loans was included in net income for the period.

TABLE (6)
NON-PERFORMING ASSETS (In Thousands)


                                                Dec. 31         Dec. 31      Dec. 31
                                                  1994           1993         1992
Non-Accrual Loans                                $1,292         $2,173       $1,985
Restructured Loans                                    -              -          303
Other Real Estate                                   700          1,369          712
Total Non-Performing Assets                      $1,992         $3,542       $3,000
Total Non-Performing Assets to
Total Loans and Other Real Estate                  1.72%          3.36%        4.82%
Total Non-Performing Assets to Total Assets        1.12%          2.06%        3.09%
Accruing Loans Past Due
90 Days or More                                  $   39         $  168        $  33


Displayed in Table (7) is the allocation of the allowance for loan losses to the major loan classifications at December 31, 1994 and 1993.


TABLE (7)
ALLOCATION OF ALLOWANCE FOR LOAN LOSSES (In Thousands)


                             December 31, 1994                  December 31, 1993

                                  Percentage of Loans              Percentage of Loans
                                     In Category                       In Category
                        Amount      To Total Loans     Amount         To Total Loans
Real Estate-
Mortgage                 $1,306           62.89%       $1,430              53.08%
Real Estate-
Construction                131            9.16%           24               8.23%
Commercial                  192           21.20%          343              30.72%
Individuals                 574            6.75%          606               7.97%
Unallocated                 287                           260
Total:                   $2,490          100.00%       $2,663             100.00%


(Triad Bank logo appears in the lower left corner of page)
                                     14

Investments

At December 31, 1994, the Bank's investment portfolio plus Federal funds sold, totaled $48.5 million compared with $49.3 million at the end of 1993. These amounts represent 27% and 29% of total assets on December 31, 1994 and 1993, respectively.

The Bank adopted Statement of Financial Accounting Standards No. 115 effective January 1, 1994. In order to provide for liquidity needs and potential future portfolio restructuring, the Bank classified securities with an amortized cost of $12.33 million as available for sale at their fair value of $12.38 million. The adoption of this new accounting rule will not have an impact on the Bank's results of operations.

During 1994 and 1992, the Bank sold securities with a book value of $6.4 million and $.5 million, respectively, generating a loss of approximately $27 thousand in 1994 and a gain of $14 thousand in 1992. There were no security sales in 1993. The maturities of the investments in the held to maturity and available for sale portfolios by type, along with the average yield of each, at December 31, 1994, are displayed in Table (8).

TABLE (8)
INVESTMENT SECURITIES COMPOSITION AND MATURITY (In Thousands)


                                  One Year or Less       One to Five Years        Five to Ten Years               Total

                                 Amortized    Market    Amortized     Market     Amortized     Market      Amortized    Market
Held to Maturity                   Cost        Value      Cost         Value       Cost        Value         Cost        Value



U.S. Treasury and Agency         $      -    $      -   $  28,024   $   26,223   $  3,993     $  3,617    $  32,017   $   29,840
Obligations of States and
Political Subdivisions                100         100       1,036        1,074        201          212        1,337        1,386
Other                                  80          80          30           30          -            -          110          110
                                 $    180    $    180   $  29,090   $   27,327   $  4,194     $  3,829    $  33,464   $   31,336
Mortgage-Backed Obligations                                                                                   4,939        4,527
Total                                                                                                     $  38,403   $   35,863
Weighted Average Yields
U.S. Treasury and Agency                -                    5.09%                   5.79%                     5.18%
Obligations of States and
Political Subdivisions (1)           6.79%                   6.51%                   6.90%                     6.59%
Other                                3.80%                   5.91%                      -                      4.38%
                                     5.46%                   5.14%                   5.84%                     5.23%
Mortgage-Backed Obligations                                                                                    5.71%
Total                                                                                                          5.29%
Available for Sale
U.S. Treasury and Agency         $  1,752    $   1,721  $   3,281   $    3,132   $    498     $     470   $   5,531   $    5,323
Obligations of States and
Political Subdivisions                  -            -          -            -          -             -           -            -
Other                                   -            -          -            -          -             -           -            -
                                 $  1,752    $   1,721  $    3,281  $    3,132   $    498     $     470   $    5,531  $    5,323
Mortgage-Backed Obligations                                                                                    1,784       1,698
FHLB Stock                                                                                                       516         516
Total                                                                                                     $    7,831  $    7,537
Weighted Average Yields
U.S. Treasury and Agency             4.45%                   4.60%                   4.85%                      4.57%
Obligations of States and
Political Subdivisions (1)              -                       -                       -                          -
Other                                   -                       -                       -                          -
                                     4.45%                   4.60%                   4.85%                      4.57%
Mortgage-Backed Obligations                                                                                     5.04%
FHLB Stock                                                                                                      7.50%
Total                                                                                                           4.87%

(1) Investment yields are not adjusted for tax benefit.

Deposits

Total deposits at the end of 1994 were $162.6 million, a 4% increase from year-end 1993. Time deposits showed an increase of $4.3 million, or 8%. The Bank does not consider that it has an excessive concentration of volatile time deposits of $100 thousand or more. These deposits comprised 9.3%, 7.1%, and 11.4% of total deposits at the end of 1994, 1993, and 1992, respectively, and the vast majority are from customers who have other banking relationships with the Bank. The Bank had no brokered deposits in any of the years under review. The Bank continues to experience a high level of non-interest bearing demand deposits, approximating 20% of total average deposits during each of the three years ended December 31, 1994, partly as a result of its high concentration of business customers. Average deposits and the average rate paid by type for the past three years are listed in Table (9) below, while the time deposit maturity schedule at December 31, 1994 is presented in Table (10).

TABLE (9)
DEPOSIT AVERAGE BALANCES AND RATES (In Thousands)


                                         1994                           1993                         1992

                                  Avg            Rate             Avg          Rate              Avg        Rate
                                Balance          Paid           Balance        Paid            Balance      Paid
Money Market
 and NOW                    $      54,953        2.55%      $     36,646       2.43%      $     34,405      2.86%
Savings                            10,889        2.58%             4,142       2.63%             3,429      3.15%
Time                               55,009        4.26%            26,948       4.00%            32,724      4.51%
Total Interest-Bearing            120,851        3.32%            67,736       3.07%            70,558      3.64%
Demand                             34,886                         20,035                        17,969
Total Deposits              $     155,737        2.58%      $     87,771       2.37%      $     88,527      2.90%

TABLE (10)
DEPOSIT MATURITY SCHEDULE AT DECEMBER 31, 1994 (In Thousands)


                                     3 Months        3 to 6         6 to 12         Over 12
                                      or Less        Months          Months          Months          Total
Time Certificate of Deposits
of $100,000 or More                 $    8,078      $    3,152     $    1,438      $    2,515     $    15,183
Other Time                              12,095           8,788          5,760          16,008          42,651
Total Time Deposits                 $   20,173      $   11,940     $    7,198      $   18,523     $    57,834


Liquidity and Interest Sensitivity

Liquidity defines the Bank's ability to meet the withdrawal needs of its depositors as well as the borrowing needs of its loan customers on a timely basis without damaging the financial condition of the Bank.

The Bank's primary source of liquidity is maturities of investment securities and Federal funds sold. The Bank's investment strategy is to accept some interest rate risk but little, if any, credit risk. Therefore, the investment portfolio consists primarily of U.S.Treasury and U.S. Government Agency obligations.

The primary source of funds to support asset levels is derived from customer deposits. Because of the steady strength in primary deposits, the Bank has been able to operate in 1994 and 1993 with a relatively high liquidity position.

(Triad Bank logo appears in the lower left corner of page)
                               16

In addition to liquid funds available from operations, the Bank maintains correspondent relationships with several larger banks. These banks have extended unsecured lines of credit to the Bank aggregating $11 million, and secured Federal funds and repurchase agreement lines of credit aggregating $7 million, to handle daily funding fluctuations. The Federal Reserve also allows banks to borrow short-term funds through its discount window. Further, the Bank is a member of the Federal Home Loan Bank of Atlanta which provides a secured borrowing facility of up to approximately $19 million.

The Bank's liquidity ratio (the ratio of cash and due from banks, Federal funds sold and investments, to deposits and Federal funds purchased and other required adjustments) at December 31, 1994 was 37.2% and at December 31, 1993 was 40.4%. During 1994 and 1993, the liquidity ratio averaged 38.4% and 37.7%, respectively. The Bank's liquidity position is actively managed on a daily basis, monitored regularly by its Asset/Liability Management Committee, and reviewed periodically with the Board of Directors. The Asset/Liability Management Committee is responsible for formulating liquidity and investment strategies and monitoring performance based on established objectives. Table
(11) reflects the earlier of the maturity or repricing dates for various assets and liabilities at December 31, 1994. The mismatching of asset and liability repricing characteristics, or "gaps", is a measure of interest sensitivity. At December 31, 1994, the Bank had a cumulative negative six-month gap of $17.1 million and a cumulative negative one-year gap of $17.2 million. This generally indicates that earnings should improve in a declining interest rate environment as liabilities reprice more quickly than assets. However, asset/liability simulation projections indicate that the Bank's earnings are actually negatively impacted by declining interest rates. To offset the interest rate sensitivity of variable rate assets which include Federal funds sold and investment securities, the Bank has $11 million in interest rate floor contracts outstanding. With the interest rate increases that occurred during 1994, the contracts are currently irrelevant as the market interest rate exceeds the contracted interest rates. Should interest rates decline before the contracts expire in 1997, they may again provide interest rate protection. As management continues to evaluate expected movements in interest rates and the position of the investment portfolio, other interest rate protection contracts may be purchased.

Table (11)
Interest Sensitivity Analysis at December 31, 1994 (In Thousands)


                                                                           Maturity/Rate Sensitivity

                                              0 to 90       91 to 180       181 to 365      Total        Total Non-
                                               Days           Days             Days       Sensitive    Sensitive (1)         Total
Earning Assets                                $  2,540    $       -      $         -     $  2,540      $        -       $    2,540
Federal Funds Sold                               4,050        4,492            3,497       12,039          33,901           45,940
Investments
Loans, Excluding                                67,866        1,033            3,615       72,514          41,349          113,863
Non-Accrual                                   $ 74,456    $   5,525      $     7,112     $ 87,093         $75,250        $ 162,343
Total Earning Assets
Interest-
Bearing Liabilities
Savings and NOW                                 27,750            -                -       27,750               -           27,750
Money Market Accounts                           35,607            -                -       35,607               -           35,607
CD's of $100,000
and Over                                         8,078        3,152            1,438       12,668            2,515          15,183
Other Time Deposits                             12,095        8,788            5,760       26,643           16,008          42,651
Short-Term Borrowings                            1,591            -                -        1,591                -           1,591
Total Interest-
Bearing Liabilities                             85,121       11,940            7,198      104,259           18,523         122,782
Interest Sensitivity Gap                      $(10,665)   $  (6,415)     $       (86)    $(17,166)         $56,727       $  39,561
Cumulative Interest Sensitivity Gap           $(10,665)
Cumulative Ratio                                          $ (17,080)     $   (17,166)
of Interest Sensitive Assets to Interest
Sensitive Liabilities                           87.47%       82.40%            83.54%


(1) Due to maturities beyond one year or fixed interest rates.

Capital
The Bank does not have any current plans which require additional capital. However, should significant expansion be planned, additional capital would be required. At December 31, 1994, unimpaired capital (stockholders' equity plus the allowance for loan losses) was $15.9 million or 8.90% of total assets. Management believes the Bank's capital is sufficient to support growth for 1995.

At December 31, 1994, the Bank's capital ratios place it in the well-capitalized category as defined by the FDIC Improvement Act of 1991. At December 31, 1994, the Bank's tier one leverage ratio was 7.65%, risk-adjusted tier one capital ratio was 11.12%, and risk-adjusted total capital ratio was 12.38%. At December 31, 1993, these ratios were 7.21%, 10.84%, and 12.10% respectively.

Table (12) outlines key return on asset and equity ratios for each of the past three years.

Table (12)
Return on assets and equity


                                           1994            1993           1992
Return on Assets
(Net Income/
Average Assets)                            .68%             .63%           .23%
Return on Equity
(Net Income/Average
Stockholders' Equity)                     9.15%            8.67%          3.48%
Stockholders' Equity to Assets
(Average Stockholders'
Equity/Average Assets)                    7.42%            7.28%          6.68%

(Triad Bank logo appears in the lower  left corner of page)
                                     18

Balance Sheets



                                                              December 31,          December 31,
Assets                                                            1994                   1993
Cash and Due from Banks                                      $  10,590,981          $ 13,287,845
Federal Funds Sold                                               2,540,000             1,200,000
Investment Securities (Note 3):
    Held to Maturity (Market Value of
     $35,862,781 at December 31, 1994 and
     $48,340,532 at December 31, 1993)                          38,403,220            48,060,754
    Available for sale, at Market Value
     (Cost of $7,830,874)                                        7,537,179                     -
Loans (Notes 4 and 15)                                         115,155,668           104,180,841
Allowance for Loan Losses (Note 5)                              (2,490,351)           (2,663,206)
Net Loans                                                      112,665,317           101,517,635
Bank Premises and Equipment (Note 6)                             3,654,511             4,293,944
Other Real Estate                                                  699,568             1,368,586
Closed Bank Premises (Note 6)                                      812,485                     -
Other Assets                                                     1,683,825             1,995,191
Total Assets                                                 $ 178,587,086         $ 171,723,955
Liabilities and Stockholders' Equity
Deposits:
    Demand                                                   $  41,441,879         $   36,249,924
    Money Market and NOW                                        53,158,629             56,283,627
    Savings                                                     10,197,708             10,956,327
    Time (Note 7)                                               57,834,404             53,500,919
Total Deposits                                                 162,632,620            156,990,797
Short-Term Borrowings (Note 7)                                   1,591,329                961,452
Other Liabilities (Notes 10 and 11)                                950,567              1,388,537
Total Liabilities                                              165,174,516            159,340,786
Stockholders' Equity (Note 10 and 14)
  Common Stock, $2.50 Par Value, Authorized
  4,000,000 Shares; Issued and
  Outstanding 1,816,829 in 1994
  and 1,721,063 in 1993                                          4,542,072              4,302,658
    Surplus                                                      7,520,999              6,734,323
    Undivided Profits                                            1,543,338              1,346,188
    Net Unrealized Loss on
    Available for Sale Securities                                 (193,839)                     -
Total Stockholders' Equity                                      13,412,570             12,383,169
Commitments (Notes 4 and 8)
Total Liabilities and Stockholders' Equity                    $178,587,086         $  171,723,955

See Accompanying Notes to Financial Statements

Statements of
Operations


                                                               Years Ended December 31
Interest Income                                      1994              1993                1992
Interest and Fees on Loans                        $9,322,998        $4,929,002          $5,469,283
Interest on Federal Funds Sold                       110,951            91,080             110,106
Interest on Investment Securities:
  U.S. Treasury and Agency                         2,337,481         1,066,244             944,339
  Obligations of States and
  Political Subdivisions                              90,026           102,117             114,445
  Other                                              (21,075)          212,098              52,343
Total Interest Income                             11,840,381         6,400,541           6,690,516
Interest Expense
Interest on Money Market
and NOW Deposits                                   1,391,090           890,559             985,379
Interest on Savings Deposits                         281,381           109,291             107,691
Interest on Time Deposits (Note 7)                 2,340,592         1,077,300           1,477,269
Interest on Short-Term Borrowings                     81,504               666              13,121
Total Interest Expense                             4,094,567         2,077,816           2,583,460
Net Interest Income                                7,745,814         4,322,725           4,107,056
Provision for Loan Losses (Note 5)                   150,000           225,000             526,000
Net Interest Income After
Provision For Loan Losses                          7,595,814         4,097,725           3,581,056
Noninterest Income (Notes 3 and 12)                1,768,323         1,092,973           1,142,920
Noninterest Expense
Salaries and Employee Benefits (Note 11)           3,991,432         2,220,459           2,147,572
Other (Note 13)                                    3,859,623         2,393,677           2,353,057
Total Noninterest Expense                          7,851,055         4,614,136           4,500,629
Income Before Income Taxes, Accounting
Change and Extraordinary Item                      1,513,082           576,562             223,347
Income Tax Expense (Note 9)                          343,000           147,300              40,720
Net Income Before Accounting Change
and Extraordinary Item                             1,170,082           429,262             182,627
Extraordinary Item (Note 9)                                -                 -              40,720
Cumulative Effect of Change
in Accounting for Income
Tax Expense                                                 -          175,000                   -
Net Income                                         $1,170,082         $604,262          $  223,347

Net Income per Share Before
Accounting Change and
Extraordinary Item                                $      .65        $      .44          $       .19
Accounting Change and
Extraordinary Item Per Share                      $        -        $      .18          $       .05
Net Income Per Share                              $      .65        $      .62          $       .24

See Accompanying Notes to Financial Statements

(Triad Bank logo appears in the lower left corner of page)
                                      20

Statements of
Cash Flows

                                                                                                Years Ended December 31
Cash Flows from Operating Activities                                               1994                   1993           1992
Net Income Before Extraordinary Item                                            $1,170,082            $  604,262      $   182,627
Adjustments to Reconcile Net Income
to Cash Provided by Operating Activities:
  Extraordinary Item                                                                     -                     -           40,720
  Depreciation and Amortization                                                    481,041               246,599          261,653
  Amortization of Premiums and Discounts, Net                                      130,550                24,194            5,606
  Net Deferred Loan Costs                                                           75,163               (80,372)          26,576
  Provision for Loan and Other Real Estate Losses                                  230,000               266,001          551,075
  Deferred Income Tax Expense (Benefit)                                            193,000                (3,700)         (45,880)
  Net Loss (Gain) on Investment Securities                                          26,781                     -          (13,877)
  Net Loss (Gain) on Sale of Other Real Estate                                    (115,387)              (40,493)          35,111
  Net Loss (Gain) on Sale of Closed Bank Premises and Fixed Assets                (137,221)                2,578                -
  Decrease in Refundable Income Taxes                                                    -                     -          420,170
  (Increase) Decrease in Other Assets                                              218,222              (724,314)          90,470
  Increase (Decrease) in Accrued Expenses and
  Other Liabilities                                                               (415,655)              387,809         (119,064)
Total Adjustments                                                                  686,494                78,302        1,252,560
Net Cash Provided by Operating Activities                                        1,856,576               682,564        1,435,187
Cash Flows from Investing Activities
Held to Maturity Investment Securities:
  Purchases                                                                     (9,163,129)          (29,161,417)      (9,681,487)
  Proceeds from Maturities                                                       6,389,306             9,711,362        9,598,318
Available for Sale Investment Securities:
  Purchases                                                                     (4,512,811)                    -                -
  Proceeds from Maturities                                                       2,542,713                     -                -
  Proceeds from Sales                                                            6,413,250                     -          527,500
Net Decrease (Increase) in Loans from Originations and Repayments              (11,753,896)           (1,435,912)      10,764,374
Cash Acquired in Purchase of Bank                                                        -            21,042,138                -
Purchases of Bank Premises and Equipment                                        (1,182,294)             (376,886)        (107,738)
Proceeds from Sales of Closed Bank Premises and Fixed Assets                       665,422                  1,000           8,440
Proceeds from Sales of Other Real Estate                                         1,085,456                353,753         578,960
Net CashProvided (Used)
by Investing Activities                                                         (9,515,983)               134,038      11,688,367
Cash Flows from Financing Activities
Net Increase (Decrease) in Deposits                                              5,641,823             (2,296,761)     (5,105,462)
Net Increase (Decrease) in Short-Term Borrowings                                   629,877                 16,969      (1,210,000)
Payout of Fractional Shares                                                         (8,777)                     -               -
Proceeds from Issuance of Common Stock                                              39,620                 50,388          52,500
Net Cash Provided (Used)
by Financing Activities                                                          6,302,543             (2,229,404)     (6,262,962)
Net Increase (Decrease) in
Cash and Cash Equivalents                                                       (1,356,864)            (1,412,802)      6,860,592
Cash and Cash Equivalents, Beginning of Year                                    14,487,845             15,900,647       9,040,055
Cash and Cash Equivalents, End of Year                                         $13,130,981            $14,487,845     $15,900,647
Supplemental Statement of
Cash Flows Disclosures
Interest Paid                                                                  $4,166,717             $ 1,830,675     $2,718,424
Income Taxes Paid                                                              $  252,505             $    28,000     $   21,000
Non-Cash Transactions:
  Real Estate Acquired in Settlement of Loans                                  $  381,051             $       259     $  160,000
  Issuance of Common Stock                                                     $   22,315             $    54,891     $        -
  Transfer of Held to Maturity Investment Securities
  to Available for Sale                                                       $12,381,274             $         -     $        -
  Transfer to Closed Bank Premises                                             $1,413,223             $         -     $        -
  Stock Dividend Declared                                                      $  965,430             $         -     $        -

See Accompanying Notes to Financial Statements

Statements of
Stockholders'Equity

                                                                                                         Net
                                                                                                       Unrealized
                                                                                                      Gain (Loss)
                                       Number                                                         on Available        Total
                                         of           Common                            Undivided       for Sale       Stockholders'
                                       Shares          Stock              Surplus         Profits       Securities        Equity
Balance at
December 31, 1991                      890,430      $  2,226,075       $  3,439,405    $  518,579     $        -       $ 6,184,059
Net Income for 1992                          -                 -                  -       223,347              -           223,347
Issuance of Common
Stock (Note 10)                         10,000            25,000             27,500             -              -            52,500
Balance at
December 31, 1992                      900,430         2,251,075          3,466,905       741,926              -         6,459,906
Net Income for 1993                          -                 -                  -       604,262              -           604,262
Issuance of Common
Stock in Acquisition
of Bank (Note 16)                      802,111         2,005,278          3,208,444             -              -         5,213,722
Issuance of Common
Stock (Note 10)                         18,522            46,305             58,974             -              -           105,279
Balance at
December 31, 1993                    1,721,063         4,302,658          6,734,323     1,346,188              -        12,383,169
Unrealized Gain on
Securities Available for
Sale at January 1, 1994,
Net of Tax Effect of $18,859                 -                 -                  -             -         36,608           36,608
Net Income for 1994                          -                 -                  -     1,170,082              -        1,170,082
Issuance of Common
Stock Dividend
and Payout of
Fractional Shares                       85,816           214,540            750,890      (972,932)             -           (7,502)
Issuance of Common
Stock (Note 10)                         10,146            25,364             36,571             -              -           61,935
Payout of Fractional
Shares in Acquisition
of Bank                                   (196)             (490)              (785)            -              -           (1,275)
Increase in Unrealized Loss
on Available for Sale
Securities, Net of Tax Effect
of $(118,715)                               -                  -                  -             -       (230,447)        (230,447)
Balance at
December 31, 1994                    1,816,829        $4,542,072         $7,520,999    $1,543,338    $  (193,839)     $13,412,570

See Accompanying Notes to Financial Statements

(Triad Bank logo appears in the lower left corner of page)
                                  22

Notes to Financial Statements
December 31, 1994, 1993
and 1992

(1) Organization and Operations

Triad Bank (the "Bank") was incorporated August 9, 1982, and began banking operations on October 29, 1982. The Bank is engaged in general commercial and retail banking in the Piedmont area of North Carolina operating under the banking laws of North Carolina and rules and regulations of the Federal Deposit Insurance Corporation. The Bank undergoes periodic examinations by those regulatory authorities.

On December 17, 1993, BTNC Corp. ("BTNC"), and its wholly-owned subsidiary, Bankers Trust of North Carolina ("Bankers Trust") merged with the Bank. The transaction has been accounted for as a purchase and, accordingly, the results of operations of BTNC have been included in the Bank's financial statements from December 17, 1993. Effective this same date, Databanc, Inc., a data processing company operating as a joint venture with Bankers Trust, became a wholly-owned subsidiary of the Bank. Databanc, Inc. was merged into the Bank effective December 31, 1994.

(2) Summary of Significant Accounting Policies

Investment Securities

Effective January 1, 1994, the Bank adopted Statement of Financial Accounting
Standards     (SFAS) No. 115, "Accounting for Certain Investments in Debt and
Equity Securities" which addresses the accounting and reporting for investments in equity securities that have readily determinable fair value and for all investments in debt securities. Investment securities that the Bank has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Investment securities held for current resale are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Investment securities not classified either as securities held to maturity or trading securities are classified as available for sale and reported at fair value, with unrealized gains and losses net of the related tax effect excluded from earnings and reported as a separate component of stockholders' equity. The classification of investment securities as held to maturity, trading or available for sale is determined at the date of purchase. Prior to the adoption of SFAS 115, investment securities were stated at cost, adjusted for amortization of premium and accretion of discount, as management had the intent and ability to hold the securities to maturity.

Realized gains and losses from sales of securities are determined based upon the specific identification method. Premiums and discounts are amortized or accreted into income using a method which approximates the level-yield method.

As a member of the Federal Home Loan Bank (FHLB) of Atlanta, the Bank is required to maintain an investment in the stock of the FHLB. This stock, which is included in the available for sale category at December 31, 1994, is carried at cost since it has no quoted market value. See also note 3.

The Bank, as required, has adopted for the year ended December 31, 1994, the provisions of SFAS No. 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments." The only off-balance sheet derivative financial instrument utilized by the Bank is interest rate floor arrangements. Interest rate floors are accounted for on an accrual basis, and the net differential, including premiums paid, if any, is recognized as an adjustment to interest income or interest expense of the related hedged asset or liability. See also note 3.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets which are 15-30 years for buildings, 5-10 years for leasehold improvements, and 3-10 years for furniture and equipment. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Repairs and maintenance costs are charged to operations as incurred and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

Interest Income on Loans

Interest on loans is accrued  daily based on the principal  amount  outstanding.
The Bank discontinues the accrual of interest when, in the opinion of management, collection of such interest is doubtful. Generally, accrual of interest income is discontinued when loans

Notes to Financial Statements

become contractually past due 90 days. At the time a loan is placed in non-accrual status, previously accrued but uncollected interest is reversed by a charge to current interest income, and subsequent interest received is recognized as income on the cash basis.

Allowance for Loan Losses

The provision for loan losses is based upon management's estimate of the amount needed to maintain the allowance for loan losses at an adequate level. In making the evaluation of the adequacy of the allowance for loan losses, management gives consideration to current and anticipated economic conditions, statutory examinations of the loan portfolio by regulatory agencies, delinquency information and management's internal review of the loan portfolio. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require the Bank to recognize changes to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Loan Origination Fees and Related Costs

Loan origination fees and certain direct loan origination costs are deferred, and the net fee or cost is amortized to interest income using a method which approximates the level-yield method over the contractual lives of the loans.

Other Real Estate

Real estate acquired through foreclosure, both formal and in-substance, is initially recorded at the lower of cost (principal balance of the former loan plus cost of obtaining title and possession) or estimated fair market value less estimated costs to sell. If there are subsequent declines in value, the property is written down to value through charges to current operations. Capital improvements made to facilitate sales are capitalized. Costs of holding real estate, such as property taxes, insurance and maintenance, less related revenues during the holding period, are charged to operations. Any gain from the sale of real estate is recognized in accordance with the criteria for profit recognition on real estate transactions.

Cash Flows

For purposes of the statement of cash flows, the Bank considers cash on hand, due from banks and Federal funds sold to be cash and cash equivalents. Generally, Federal funds are sold for one day periods.

Income Taxes

Effective January 1, 1993, the Bank adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"(SFAS 109) which changed the Bank's method of accounting for income taxes from the deferred method required under APB Opinion 11 to the asset and liability method. Under SFAS 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Under SFAS 109, deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. Upon adoption, the Bank reported the cumulative effect of the change in the method of accounting for income taxes in its consolidated statement of operations for the year ended December 31, 1993. Prior to 1993, the Bank computed income taxes using APB Opinion 11 under which deferred income taxes were provided when items of income or expense were included in different periods for financial reporting and income tax return purposes.

Income per Share

Income per share is computed based on the weighted average number of shares outstanding during the year (1,812,263 shares in 1994, 980,294 shares in 1993, and 934,980 shares in 1992). All per share amounts have been restated to give effect to a 5% stock dividend to shareholders of record November 25, 1994. Outstanding stock options have no material dilutive effect.

Reclassifications

Certain items for 1993 and 1992 have been  reclassified to conform with the 1994
presentation.   Such   reclassifications   had  no  effect  on  net   income  or
stockholders' equity as previously reported.

(Triad Bank logo appears in the lower left corner of page)
                              24

Notes to Financial Statements

(3) Investment Securities
A summary of investment securities follows:

                                                  Gross       Gross
                                 Amoritized     Unrealized   Unrealized    Approximate
December 31, 1994                   Cost          Gains       Losses       Market Value
Held to Maturity:
U.S. Treasury and Agency        $32,016,602    $         -    $ 2,176,126   $29,840,476
Obligations of States and
 Political Subdivisions           1,336,903         51,271          2,499     1,385,675
Mortgage-Backed
 Obligations                      4,939,715          1,165        414,250     4,526,630
Other                               110,000              -              -       110,000
                     Total      $38,403,220    $    52,436    $ 2,592,875   $35,862,781

Available for Sale:
U.S. Treasury and Agency        $ 5,530,881    $         -    $   207,489   $ 5,323,392
Obligations of States and
 Political Subdivisions                   -              -              -             -
Mortgage-Backed
 Obligations                      1,783,593                        86,206     1,697,387
Other                               516,400              -              -       516,400
                     Total      $ 7,830,874    $         -    $   293,695   $ 7,537,179

December 31, 1993
Held to Maturity:
U.S. Treasury and Agency        $36,185,698    $   177,236    $    39,882   $36,323,052
Obligations of States and
 Political Subdivisions           1,335,585        128,477              -     1,464,062
Mortgage-Backed
 Obligations                     10,140,171         66,151         51,104    10,155,218
Other                               399,300              -          1,100       398,200
                     Total      $48,060,754    $   371,864    $    92,086   $48,340,532

A summary of investment securities by maturity at December 31, 1994 follows:


                                     Held to Maturity          Available for Sale
                                 Amoritized    Approximate   Amortized   Approximate
                                    Cost       Market Value    Cost      Market Value
Maturing within one year         $   180,065   $   180,450  $ 1,752,024  $ 1,721,594
Maturing after one but with-
 in five years                    29,089,239    27,326,461    3,281,136    3,131,798
Maturing after five but
 within ten years                  4,194,201     3,829,240      497,721      470,000
                                  33,463,505    31,336,151    5,530,881    5,323,392
Mortgage-Backed
 Obligations                       4,939,715     4,526,630    1,783,593    1,697,387
FHLB Stock                                 -             -      516,400      516,400
                         Total   $38,403,220   $35,862,781  $ 7,830,874  $ 7,537,179

Investment securities were pledged to collateralize public deposits, retail repurchase agreements and treasury, tax and loan deposits of $2,150,000 at December 31, 1994. Proceeds from sales of investment securities were $6,413,250, $0, and $527,500 in 1994, 1993, and 1992, respectively. Gross gains (losses) of $(26,781), $0, and $13,877 were realized on these transactions in 1994, 1993, and 1992, respectively.

Notes to Financial Statements

The Bank has entered into interest rate floor agreements with another bank to offset the interest rate sensitivity of variable rate assets which include Federal funds sold and investment securities. The agreements require the other bank to pay to the Bank the difference between the floor interest rate and the quarterly average Federal funds rate, if less. The Bank has no liability if the Federal funds rate exceeds the floor interest rate. The Bank's exposure to credit risk is limited to the ability of the counterparty to make payments to the Bank that are required pursuant to the floor agreement. The floor interest rate, expiration date, and notional amount of each of the agreements outstanding at each year end are as follows:

                                    1994            1993           1992

4.50% Expiring December 1997    $10,000,000     $10,000,000    $10,000,000
5.25% Expiring October 1996       1,000,000       1,000,000      1,000,000
                                $11,000,000     $11,000,000    $11,000,000

Under these agreements, the Bank received payments of $60,058, $191,353, and $9,936 in 1994, 1993 and 1992, respectively. These amounts, net of premium amortization, are included as other investment income in 1994 and 1993 since these contracts were used primarily to offset the interest rate sensitivity of investment securities, and as interest income on Federal funds sold in 1992, since they were used to offset the sensitivity of Federal funds sold. The unamortized premiums paid for the contracts of $0 and $114,000 at December 31, 1994 and 1993, respectively, are included in other assets. In 1994, the Bank accelerated the amortization of premiums due to the rise in interest rates.

(4) Loans

Following is a summary of loans at December 31, 1994 and 1993:

                                             1994                1993
Real Estate - Mortgage Loans             $ 72,423,486       $ 55,297,969
Real Estate - Construction Loans           10,551,062          8,577,741
Commercial and Industrial Loans            24,407,271         32,006,314
Loans to Individuals                        7,773,849          8,298,817
                     Total               $115,155,668       $104,180,841

Loans are primarily made in regions of North Carolina that include Guilford County, Forsyth County and Randolph County. The real estate portfolio can be affected by the condition of the local real estate market. The commercial and installment portfolios can be affected by the local economic conditions.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit. Undisbursed commitments under outstanding lines of credit aggregated approximately $23,300,000 at December 31, 1994. The Bank had standby letters of credit of approximately $230,000 outstanding at December 31, 1994.

Loans amounting to $1,291,829 and $2,172,690 were on non-accrual at December 31, 1994 and 1993, respectively. There were no restructured loans at December 31, 1994 and 1993. Interest income that would have been recorded on these non-performing loans had they performed in accordance with their original terms throughout each of the periods was approximately $97,000, $129,000 and $214,000 in 1994, 1993, and 1992,
respectively. Interest income actually recorded on these loans was approximately $24,000, $31,000, and $24,000 in 1994, 1993, and 1992,
respectively.

                             26
(Triad Bank logo appears in the lower left corner of page)

Notes to Financial Statements

As of December 31, 1994, the Bank had loans of approximately $3,234,000, or 2.8% of total loans outstanding, to two borrowers or their related interests where the total indebtedness of the Bank is equal to or greater than 10% of stockholders' equity. These borrowers are located in the Bank's market area, and the loans are well secured. There were no loans at December 31, 1993 exceeding this threshold.

Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114") and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan: Income Recognition and Disclosures" ("SFAS 118") addresses the accounting by creditors for impairment of certain loans and income recognition on those loans. It is applicable to all creditors and to all loans, uncollateralized as well as collateralized, and requires that the impaired loans be measured based on the present value of the expected future cash flows discounted at the loan's effective interest rate, or if more practical, at the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent. These statements apply to financial statements for fiscal years beginning after December 15,1994. The Bank plans to adopt these statements prospectively at the beginning of 1995 as required, and has determined that these statements should have no material impact on its financial statements.

(5) Allowance for Loan Losses

An analysis of the allowance for loan losses follows:

                                    1994          1993          1992
Balance at Beginning of Year    $2,663,206    $1,506,571    $1,474,327
Provision Charged
 to Operations                     150,000       225,000       526,000
Charge-Offs                       (709,646)     (419,839)     (946,835)
Recoveries                         386,791       212,596       453,079
Net Charge-Offs                   (322,855)     (207,243)     (493,756)
Allowance of Acquired Bank               -     1,138,878             -
Balance at End of Year          $2,490,351    $2,663,206    $1,506,571

(6) Bank Premises and Equipment

Following is a summary of bank premises and equipment:


                                         Accumulated            Net
                                      Depreciation and    Carrying
December 31, 1994            Cost       Amortization        Value

Land                      $  936,431     $        -       $  936,431
Buildings and Leasehold
 Improvements              1,837,367        509,937        1,327,430
Furniture and Equipment    4,053,604      2,662,954        1,390,650
                 Total    $6,827,402     $3,172,891       $3,654,511

December 31, 1993

Land                      $1,901,487     $        -       $1,901,487
Buildings and Leasehold
 Improvements              2,172,761        626,146        1,546,615
Furniture and Equipment    3,083,383      2,237,541          845,842
                 Total    $7,157,631     $2,863,687       $4,293,944

Depreciation and amortization amounting to $481,041 in 1994, $246,599 in 1993 and $261,653 in 1992, is included in occupancy and furniture and equipment expense.

Notes to Financial Statements

As a result of the merger with Bankers Trust, three overlapping branch locations were closed in the first and second quarters of 1994. Two of these closed bank premises were unsold at December 31, 1994 and were carried on the balance sheet at estimated fair value of $812,000. One of these properties with a carrying value of approximately $414,000 was under contract for sale at December 31, 1994. The sale is expected to close during the first quarter of 1995 with no loss anticipated.

(7) Time Deposits and short-term Borrowings

Time deposits in denominations of $100,000 or more were approximately $15,183,000 and $11,200,000 at December 31, 1994 and 1993, respectively.
Interest expense on such deposits aggregated approximately $527,000 in 1994, $258,000 in 1993 and $629,000 in 1992.

At December 31, 1994, the Bank had available lines of credit totaling $37,000,000 at various financial institutions. Such lines are subject to annual renewals and are at varying interest rates.

(8) Leases

The Bank leases seven branch office locations under non-cancellable operating leases.

Future minimum lease payments under these leases for the years ending December 31 are as follows:

                                               Operating Leases
                   1995                           $  591,000
                   1996                              538,000
                   1997                              534,000
                   1998                              540,000
                   1999                              470,000
                   2000 and thereafter             2,228,000
                                                  $4,901,000

Total rental expense under operating leases was approximately $516,000 in 1994, $254,000 in 1993, and $249,000 in 1992.

(9) Income Taxes

As of January 1, 1993, the Bank prospectively adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"(SFAS 109), which requires an asset and liability approach to accounting for income taxes. As permitted under SFAS 109, prior years' financial statements have not been restated. The cumulative impact of adopting SFAS 109 is a tax benefit of $175,000, which is reflected in the income statement as a change in accounting principle for 1993. The effect of this change on operating results for 1993, excluding the cumulative effect of changing methods, is not material.

The provision for income taxes is summarized as follows:

                            1994          1993          1992

Currently Payable:
 Federal                   $150,000     $135,000      $86,600
 State                            -       16,000            -
  Total Currently Payable   150,000      151,000       86,600
Deferred:
 Federal                    193,000       (3,700)     (45,880)
 State                            -            -            -
  Total Deferred            193,000       (3,700)     (45,880)
  Total Tax Expense        $343,000     $147,300      $40,720


(Triad Bank logo appears in the lower left corner of page)

Notes to Financial Statements

The reasons for the difference between income tax expense and the amount computed by applying the statutory federal income tax rate of 34% to income before taxes were as follows:

                             1994          1993          1992
Federal Income Taxes at
 Statutory Rate           $514,000      $196,000       $76,000
Effect of Tax-Exempt
 Securities Interest       (31,000)      (32,000)      (27,000)
Adjustment of Valuation
 Allowance                (196,000)            -             -
Other Items                 56,000       (16,700)       (8,280)
Total Tax Expense         $343,000      $147,300       $40,720

Under SFAS 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Bank's deferred tax assets and liabilities at December 31, 1994 and 1993 are as follows:

                                       1994                         1993
                              Deferred      Deferred       Deferred      Deferred
                             Tax Assets  Tax Liabilities  Tax Assets  Tax Liabilities
Allowance for Loan Losses    $  473,000     $        -    $  638,000     $        -
Investments--
 Available for Sale             100,000              -             -              -
Depreciation                          -         56,000             -         70,000
Other Real Estate                86,000              -       165,000              -
Deferred Compensation            57,000              -        44,000              -
Net Operating Loss
 Carryforward                   909,000              -       999,000              -
Other                            73,000              -       175,000         20,000
Gross Deferred Taxes          1,698,000         56,000     2,021,000         90,000
Valuation Allowance           1,541,000              -     1,737,000              -
Total Deferred Taxes         $  157,000     $   56,000    $  284,000     $   90,000
Net Recorded
 Deferred Taxes              $  101,000                   $  194,000


The net deferred income tax asset amounted to $19,000 at December 31, 1992. The components of the provision for deferred income taxes for the year ended December 31, 1992 are as follows:


                                    1992
Provision for Loan Losses         $(17,000)
Depreciation                       (19,000)
Deferred Compensation               (7,000)
Other                               (2,880)
Total Deferred Income Taxes       $(45,880)

Notes to Financial Statements

(10) Common Stock

The Bank has stock option plans which provide for the granting of incentive and non-qualified stock options to officers and directors at prices not less than the fair market value of the stock at the date of grant. Options are exercisable in installments over five years from the date of grant, and expire after five to ten years. Some of the options entitle the holder to convert up to 60% into stock appreciation rights and receive cash for the difference between the option price and market price at the date of exercise. The following summarizes activity relating to these options:

                                    Number of Shares           Option Price
Outstanding at December 31, 1991        57,558                  $7.50-15.00
    Granted                             30,000                         5.25
    Forfeited                          (22,433)                  7.50-15.00
Outstanding at December 31, 1992        65,125                   5.25-14.29
    Granted                            104,645                   5.00-11.00
    Forfeited                          (22,775)                  5.00-13.50
    Exercised                          (10,077)                        5.00
Outstanding at December 31, 1993       136,918                   5.00-11.00
    Granted                             38,645                   6.19-10.25
    Forfeited                          (16,592)                   4.76-9.52
    Exercised                           (6,713)                   4.76-5.44
    5% Stock Dividend                    5,680                            -
Outstanding at December 31, 1994       157,938                  $4.76-10.48
Exercisable at December 31, 1994       102,425                  $4.76-10.48

In addition, the Bank has a deferred compensation plan for non-employee directors under which a director may choose to defer his compensation for current year service and receive cash or stock upon his death, disability, or retirement as a director. The number of shares of stock to be distributed, and the associated deferred compensation amount, are based on the stock price at the time of deferral, and the plan requires the Bank at the time of payment to issue new stock. As of December 31, 1994 and 1993, the number of shares of stock to be distributed under this plan was 22,730 and 16,182, respectively. There were no cash deferrals at December 31, 1994. The Bank includes the liability related to this plan of $167,349 and $112,789 at December 31, 1994 and 1993, respectively, in other liabilities based on an average stock price of $7.46 and $6.97, respectively. During 1994, the Bank issued 3,433 shares of common stock to retired directors.

During 1992, 10,000 shares of common stock were issued in accordance with the terms of an employment contract with the proceeds included in stockholders' equity.

(Triad Bank logo appears in the lower left corner of page)

Notes to Financial Statements


(11) Employee Benefit Plans

The Bank has a non-contributory defined benefit pension plan covering substantially all employees. Benefits under the plan are based on length of service and a percentage of qualifying compensation during the final years of employment. Contributions to the plan are based upon the projected unit credit actuarial funding method and comply with the funding requirements of the Employee Retirement Income Security Act. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

Net periodic pension expense in 1994, 1993 and 1992 includes the following components:

                                                   1994      1993      1992
Service Cost - Benefits Earned During the Year    $69,446   $28,105  $58,310
Interest Expense on Projected Benefit Obligation   39,714    35,857   30,935
Actual Return on Plan Assets                      (26,191)  (16,584)  (6,106)
Net Amortization and Deferral                     (15,875)  (23,327) (37,183)
                                        Total     $67,094   $24,051  $45,956

The following table sets forth the funded status of the plan and amounts recognized in the balance sheets at December 31, 1994 and 1993:

                                                            1994       1993
Accumulated Benefit Obligation, Including Vested Benefits
 of $457,713 in 1994 and $439,587 in 1993                 $495,730   $466,967
Projected Benefit Obligation for Service Rendered-to-Date $582,186   $528,684
Plan Assets at Fair Value,
 Primarily Guaranteed Insurance Contracts                  598,532    483,329
Projected Benefit Obligation (Less Than)
 Greater Than Plan Assets                                  (16,346)    45,355
Unrecognized Net Asset at January 1, 1989,
 Being Recognized over 19 years                              3,425      3,710
Unrecognized Prior Service Cost Being
 Recognized over 21 years                                   96,786    102,836
Unrecognized Net Loss from Past Experience
 Different from That Assumed and Effects
of Changes in Assumptions                                  (40,155)   (73,669)
                                        Pension Liability  $43,710   $ 78,232

The weighted average discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 7.50% and 4.00%, in both 1994 and 1993. The expected long-term rate of return on assets was 7.75% for both 1994 and 1993.

The plan's benefit formula was changed effective January 1, 1992 which reduced the projected benefit obligation as of that date by approximately $178,000 and reduced pension expense for 1992 by approximately $45,000.

The Bank also has a contributory 401(k) savings plan covering substantially all employees. The plan allows eligible employees to contribute up to a fixed percentage of their compensation, with the Bank matching a portion of each employee's contribution. The Bank's contributions were $60,452, $17,707, and $20,482 for 1994, 1993 and
1992, respectively.

Notes to Financial Statements


(12) Noninterest Income

The major components of noninterest income are as follows:



                                                    1994          1993         1992
Service Charges on Deposit Accounts             $1,267,774     $  997,505    $1,035,841
Other Fees &Commissions                            297,932         51,685        50,219
Gain (Loss) on Sales of Investment Securities      (26,781)             -        13,877
Gain (Loss) on Sale of Fixed Assets
and Closed Bank Premises                           137,221         (2,578)            -
Other Income                                        92,177         46,361        42,983
Total                                           $1,768,323     $1,092,973    $1,142,920

(13) Other Noninterest Expense

The major components of other noninterest expense are as follows:
                                       1994        1993           1992
Occupancy                            $1,022,375    $  477,324      $  480,645
Furniture and Equipment                 591,270       281,155         312,021
FDIC Insurance Assessments              344,556       227,402         205,235
Postage, Printing & Office Supplies     359,061       149,684         177,175
Advertising                             181,770        96,787          39,261
Other Real Estate, Net                  (15,993)      167,838          94,950
Non-Credit Losses                        25,729        52,792         135,795
Data Processing Fees                     33,833       166,868         166,525
Professional Services                   271,607       133,633         172,175
Telephone                               132,780        70,919          85,282
Deposit Account Related                 316,086       195,586         185,895
Other                                   596,549       373,689         298,098
Total                                $3,859,623    $2,393,677      $2,353,057


Other real estate expense in 1993 and 1992 includes $130,000 and $40,000, respectively, to accomplish the clean-up of an environmentally contaminated property.

(14) Regulatory Matters

The Bank, as a North Carolina banking corporation, may pay dividends only out of undivided profits as determined pursuant to North Carolina General statutes. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such limitation is in the public interest and is necessary to ensure financial soundness of the Bank.

Current Federal regulations require that the Bank maintain a minimum ratio of total capital to "risk weighted" assets of 8.0%, with at least 4.0% being in the form of tier 1 capital, as defined in the regulations. As of December 31, 1994, the Bank was in accordance with each of these requirements.

(Triad Bank logo appears in the lower left corner of page)

Notes to Financial Statements


(15) Transactions with Related Parties

The Bank has loan and deposit relationships with executive officers and Directors of the Bank and their related interests. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and, in management's opinion, do not involve more than the normal risk of collectibility. All loans to Directors or their interests are submitted to the Board of Directors for approval. A summary of loans to Directors and their interests follows:

Loans to Directors and Officers as A Group (11)
at December 31, 1991                                      $3,074,000
Disbursements                                              1,014,000
Amounts Collected                                         (2,130,000)
Loans to Directors and Officers As a Group (10)
at December 31, 1992                                       1,958,000
Disbursements                                              2,907,311
Amounts Collected                                         (2,403,620)
Loans to Directors and Officers as A Group (10)
at December 31, 1993                                       2,461,691
Disbursements                                              2,359,980
Amounts Collected                                         (2,685,491)
Loans to Directors and Officers as A Group (10)
at December 31, 1994                                      $2,136,180

(16) Merger with BTNC Corp. and Bankers Trust of North Carolina

On December 17, 1993, BTNC Corp. ("BTNC") and its wholly-owned subsidiary, Bankers Trust of North Carolina ("Bankers Trust"), merged with and into the Bank. The transaction was accounted for as a purchase and the results of operations of BTNC have been included in the Bank's financial statements from the date of acquisition. The Bank issued 802,111 shares of common stock to shareholders of BTNC using an exchange ratio of .938 shares for each share of BTNC. Bankers Trust operated six branches, five in Greensboro and one in Asheboro, and had $78.4 million in total assets, $41.3 million in loans and $69.4 million in deposits.


The following unaudited pro forma financial information presents the combined results of Triad and BTNC as if the acquisition had occurred as of the beginning of 1993 and 1992. In 1993, through December 17, BTNC had a net loss, before income taxes, of $829,000. This was principally the result of loan losses, with the provision for loan losses totaling $1,256,000, of which $400,000 was recorded in the fourth quarter prior to the acquisition date. Net charge-offs, year-to-date, in this same period were $1,760,000. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had Triad and BTNC constituted a single entry during such periods.

Pro forma Financial Information                      Year Ended
(in thousands, except per share data)            December 31 (Unaudited)
                                                   1993          1992
    Net Interest Income                           $7,155       $ 6,945
    Net Loss                                        (225)          (30)
    Net Loss per Share                            $(0.13)       $(0.02)

Independent
Auditors'
Report


The Board of Directors and Shareholders of Triad Bank:

We have audited the balance sheets of Triad Bank as of December 31, 1994 and 1993, and the related statements of operations, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We  conducted  our  audits  in  accordance  with  generally   accepted
auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triad Bank as of December 31, 1994 and 1993 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in notes 2 and 3 to the financial statements, the Bank changed its method of accounting for debt and equity securities to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," at January 1, 1994. In addition, as discussed in notes 2 and 9 to the financial statements, the Bank changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."




                                                   KPMG Peat Marwick LLP

Greensboro, North Carolina
January 16, 1995


(Triad Bank logo appears in the lower left corner)
                                34

Leaders From Across the Triad


Directors
James E. Mims - Chairman &CEO
TRIAD BANK
Carl I. Carlson, III - President
TRIAD BANK
Michael A. Falk-Vice Chairman
President, Falk Integrated Technologies, Inc.
William E. Stanley, Jr. - Secretary
Senior Vice President, W.E. Stanley & Co., Inc.
H. Frank Auman, Jr.
Owner, Auman Construction Co. & Southern Property Management
Stephen C. Carlson
Vice President & Co-Owner, Liberty Embroidery, Inc.
Bobby R. Curtis
Controller, Industrial Air, Inc.
Ronald L. Garber
Physician, Carolina Kidney Associates, P.A.
Kenneth M. Greene
Attorney, Carruthers & Roth, P.A.
Rachel S. Hull
Principal & Director, Electrifleet, Inc.
James A. King, Jr.
President, J.A. King & Co., Inc.
Jerry W. Lawson
President, Baron Financial, Inc.
Larry C. Lewis
President & CEO, Lewis Systems & Service Co.
Ted Y. Matney
Senior Vice President, Triad Bank
David C. Millikan
Vice Pres. & Co-Owner, Trent Capital Management Corp.
James S. Schenck, III
Partner, Lyon, Schenck, Steck, Associates, P.A.
Dwight D. Stone
President, HDS Builders, Inc.
Priscilla P. Taylor
Executive Director, The Cemala Foundation
T. Talmage Timberlake
President, S & T Brokers, Inc.


Executive Officers
James E. Mims
Chairman, Chief Executive Officer
Carl I. Carlson, II
President
Sandra Camastra
Vice President
Randolph J. Cary
Senior Vice President
Edwin M. Cassidy
Senior Vice President
Richard M. Cobb
Senior Vice President
James C. Edwards
Senior Vice President
Christopher J. Frantz
Senior Vice President
William L. Leinster
Senior Vice President
Erline K. Mize
Vice President
Cynthia C. Perkins
Senior Vice President


Advisory Boards

ASHEBORO
Ted Y. Matney - Chairman
Senior Vice President, Triad Bank
Eddie G. Allen
Senior Vice President, Triad Bank
Talmadge S. Baker
Retired
William C. Batten
President, Thermaco Separation Technology
Daljit S. Caberwal
Physician, Asheboro Urology Clinic
William W. Croom
President, Twin Cat Textile Co.
Donald W. Durham
Retired
Evan R. Minier
Retired
Marjorie R. Rankin
Interior Designer

GREENSBORO
Robert T. Cadwallader, Jr.
Consultant
Linda A. Carlisle
President, Copier Consultants, Inc.
Randolph J. Cary Jr.
Senior Vice President, Triad Bank
Patrice A. Hinnant
Attorney
William G. McNairy
Attorney, Brooks, Pierce, McLendon, Humphrey & Leonard LLP
Andrew S. Scott
Director, Housing & Community Development -
City of Greensboro
Diane H. Thompson
Principal, Cornerstone Properties

WINSTON-SALEM
T. Talmage Timberlake - Chairman
President, S & T Brokers, Inc.
Charles A. Bunce, Jr.
President, Foster & Hailey, Inc.
Edwin M. Cassidy
Senior Vice President, Triad Bank
Paul G. Chrysson
President, C.B. Development Co., Inc.
David R. Plyler
Vice President & General Manager, WTOB
Dewitt E. Rhodes
President, Dera, Inc.

Unifying A Company Takes Diverse
Individuals


We Proudly List Our Dedicated Staff in This Report



Pauline Adams
Doris Adkins
Eddie Allen
Wendy Andrews
Susan Anthony
Diane Aust
Cynthia Bass
Jeane Batten
Shelley Beeson
Wendy Bennett
Hugh Black
Judy Blake
Carolyn Bowman
Iris Brothers
Sandra Camastra
Sharon Canham
Carl Carlson
Randy Cary
Ed Cassidy
David Church
Donna Clark
Wanda Clark
Gabrielle Cline
Jerry Cobb
Dick Cobb
Alice Cohen
Lanay Coleman
Leslie Cottle
Donna Cox
Sherry Craig
Marcia Crutchfield
Trudy Cundiff
Karen Davis
Laura Davis
Bobbi Edwards
Georgia Edwards
Jim Edwards
Ronda Elliott
Tracey Elmore
Laura Elyea
Rose Engle
Jane Eudy
DeeDee Evans
Carmen Ferguson
Christy Forsyth
Deanna Foster
Lynn Fox
Belinda Franklin
Chris Frantz
Kathy Garst
George Gray
Teresa Green
Virginia Grimes
Stanley Gunter
Mary Ann Hamm
Nancy Harris
Cathy Hawks
Tom Holben
Wanda Huey
Paula James
Maria Jessup
Margaret Johnson
Rhonda Johnson
Judy Kasey
Phetsara Khemvisai
Jim King
Roger King
Kimberly Klagholz
Teddy Kolev
Melinda Landis
Jennifer Lee
Bill Leinster
Lori Lewis
Susie Mabe
Kristy Maerlender
Linda Markland
Marie Maslich
Ted Matney
Jill McClure
Arlene McGee
Kimberly McKinney
Amy Miller
Jim Mims
Erline Mize
Mary Lou Mooney
Marie Morgan
Castlen Morris
Carolee Munsie
Terrie Patrick-Johnson
Craig Patterson
Dangela Pearson
Cynthia Perkins
Laura Perry
Marilyn Person
Sue Phillips
Kim Phillips
Amy Pinyan
Johnny Pleasants
Robin Price
Romantha Prince
Pat Quesinberry
Melissa Rabon
Dava Rayle
Monica Root
Becky Ryan
Dot Salls
Nicole Sammons
Patty Satterfield
Beth Saxton
Ken Scott
Ronda Scott
Janis Shelton
Anne Shields
Jenna Shuck
Sharmaine Siler
Marian Spruill
Janet St. Clair
Jennifer Staley
Debbi Stemple
Mary Sterk
Linda Sugg
Pete Sullivan
Tammy Tacket
Kim Teeters
Delilah Thompson
Michelle Trotter
Amy Varner
Sheryl Wardman
Resa Wellons
Barbara Whitley
Sharon Williams
Karen Worrell


(Triad Bank logo appears in the lower left corner of page)

Your Money
Means More
When You
Invest It At
Home

You can play a key role in building the value of your investment in Triad Bank.

1) Bring all your personal and commercial banking to Triad Bank.

2) Refer us to your clients, associates, suppliers and customers for loans and deposits.

3) Recommend Triad Bank to churches, civic groups, schools and other organizations.

4) Tell us about new businesses in the area.

5) Let people know you're a proud shareholder of Triad Bank.

The vision for Triad Bank springs from a commitment to a community. The numbers for 1994 reveal an unprecedented response to this dedication. Now with momentum, our growth and profitability are expected to continue to improve.

Sharpened by stiff competition and the strong performance of each department, one thing seems clear:

                This year's success is only the beginning.






GENERAL CORPORATE INFORMATION

[ ] Stock Transfer Agent
Wachovia Bank of North Carolina, N.A. (Bullet) P.O. Box 3001 (Bullet) Winston-Salem, NC 27102 (Bullet) (800)633-4236

[ ] Thirteenth Annual Shareholder's Meeting
Tuesday, April 25, 1995, 4:00 p.m., Embassy Suites Hotel, 204 Centerport Drive, Greensboro, NC 27409

[ ] Investor Information
Triad Bank Investor Relations (Bullet) P.O. Box 22006 (Bullet) Greensboro, NC 27420 (Bullet) (910)271-4700

[ ] Stock Listing
Triad Bank stock is traded in the over-the-counter market. Currently, Scott & Stringfellow Investment Corp. (910/378-1824) and J.C. Bradford and Co. (910/275-9676) make a market in Triad Bank stock.

Locations

GREENSBORO

Administrative Offices
113 North Greene Street (Bullet) 271-4700

Market Street
4541 West Market Street (Bullet) 271-4740

High Point Road
Stonethrow Shopping Center
3741 Farmington Drive (Bullet) 271-4720

Bessemer
917 East Bessemer Avenue (Bullet) 379-1160

Battleground
2501 Battleground Avenue (Bullet) 271-4730

Elm Street
419 North Elm Street (Bullet) 274-3300

Irving Park
2102-B North Elm Street (Bullet) 378-6166

AirPark
7600 Thorndike Road (Bullet) 271-4737

WINSTON-SALEM

Stratford
500 South Stratford Road (Bullet) 773-1100

North Park
7996 North Point Boulevard (Bullet) 759-9807

ASHEBORO

261 North Fayetteville Street (Bullet) 626-2600

LENDING CENTERS

Burlington
3053 Church Street (Bullet) 584-4056

Kernersville
214 East Mountain Street, Suite 103B (Bullet) 996-9944

(Triad Bank Logo appears here)